

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2023

Ryan Frazier
Chief Executive Officer
Arrived Homes 3, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

> **Re: Arrived Homes 3, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 7**
> **Filed July 27, 2023**
> **File No. 024-12135**

Dear Ryan Frazier:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2023 letter.

Post Qualification Amendment No. 7 to Offering Statement on Form 1-A

Series Offering Table, page xiv

1. We note your response to comment 1 and your revisions to your filing. The revisions indicate that Arrived Series Chilhowee and Arrived Series Sheezy acquired properties in 2022. Please tell us why the acquisitions by these series are not reflected within the Arrived Homes 3, LLC Financial Statements as of January 10, 2023.

Summary
The Manager, page 4

2.   We acknowledge your revised disclosures in response to comment 3. As previously stated, please revise to explain how the Arrived Holdings, Inc. being a public benefit corporation may affect how your manager manages your properties, and why you determined to use a public benefit corporation as your manager, as you do not have that same status.

Management
Management Compensation, page 94

3.   We acknowledge your revised disclosures in response to comment 13. As previously stated, please revise to disclose, by each individual series, the amounts of fees paid to the manager, including sourcing fees, asset management fees, and any income received by the manager as a result of there being a difference between the property management fee of 8% of monthly rents and the actual amount paid to the property manager.

Unaudited Pro Forma Combined Financial Statements, page F-2

4.   We note your revisions to your Unaudited Pro Forma Combined Financial Statements appear to reflect an increase in cash and cash equivalents and members' capital. Please clarify for us the nature of such revisions. To the extent such revisions are related to the assumption that the full amount of the offering is sold, please tell us how you determined that assumption is appropriate, as each offering is being conducted on a "best efforts" basis.

General

5.   We note your response to comment 19 that the historical information on your website now refers to "publicly available historical information of the markets in which the properties are located." Please explain to us what the "One Year Return Historical Average" stated on your website references, and why referring to such historical information is appropriate. In addition, regarding the rental dividend yield and annualized dividends, please indicate whether they are based on monthly or quarterly dividends.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Ryan Frazier
Arrived Homes 3, LLC
August 18, 2023
Page 3

        You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Dorrie Yale at 202-551-8776 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: John Rostom, Esq.